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                                                              EXHIBIT    (a)(19)


              [LETTERHEAD OF SWIDLER BERLIN SHEREFF FRIEDMAN, LLP]

                                February 12, 1999


VIA FAX: (213) 687-3702

The Board of Directors of COHR, Inc.
c/o Robert B. Knauss, Esq.
Munger, Tolles & Olsen
355 South Grand Avenue
35th Floor
Los Angeles, California  90071

        Re: Managed Health Care Associates, Inc./COHR, Inc.

Dear Rob:

        MHA is stunned by the recent announcement of an agreement whereby COHR, Inc. ("COHR" or the "Company") agreed to amend its previously executed merger agreement with TCF Acquisition Corporation ("TCF") and accept a revised purchase price of $6.50 per share when MHA was offering $7.00 per share. The Company's express concern as stated in its press release of February 5, 1999 concerning the due diligence contingency contained in MHA's proposal is inaccurate. MHA's proposal was submitted to the COHR directors on February 2, 1999. In response to a request from the COHR Board, MHA made it clear that it would seek to negotiate and sign a merger agreement, without a due diligence or financing contingency, on or prior to February 10, 1999. Since the TCF merger agreement executed on December 24, 1999 allowed the COHR directors ten business days from their receipt of a Superior Proposal (as defined in the TCF merger agreement) to notify TCF, COHR was never at risk of losing TCF as a $6.50 per share purchaser without having MHA as a $7.00 per share replacement purchaser. That the COHR directors did not even attempt to complete the MHA merger agreement is surprising, particularly since those same directors had just characterized the MHA proposal as a Superior Proposal.

        MHA is prepared to pay $7.50 per share for each outstanding share of common stock of the Company. MHA remains prepared to execute a merger agreement in substantially the form previously provided to you. Such agreement would contain no due diligence or financing contingency. Such agreement would also provide for a tender offer followed by a merger. MHA understands that pursuant to the revised merger agreement with TCF, based upon the information available to MHA, the Company is precluded from accepting or even considering such an offer. Given the history of the transaction, we question whether such a preclusion is enforceable under Delaware law. Moreover, it is not clear whether the revised merger agreement contains any other provisions which would permit COHR to accept a superior proposal.

        MHA would like to review, for the record, the conduct of the Company in connection with the sale of the Company. Beginning in June 1998, there were numerous conversations between Messrs. Ritterbush and List (two senior executive officers and directors), on the one hand, and various representatives of MHA, on the other. During November and early December 1998, MHA, at the urging of various officers of the Company, attempted to meet with Mr. Ritterbush. Meetings were set for December 2, 1998 and December 17, 1998. On each occasion, Mr. Ritterbush rescheduled the meeting. On December 22, 1998, Mr. Ritterbush finally met at MHA's corporate offices with several MHA directors. At that meeting, MHA informed Mr. Ritterbush that it was prepared to pay $8.00 cash for each outstanding share of Company common stock. At the conclusion of the meeting, Mr. Ritterbush said that Mr. List, the Company's President and Chief Executive Officer,


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desired to meet with MHA the following week while he was on the east coast, in order to continue these discussions. As a result, MHA was startled at the Company's announcement, two days later, on December 24, 1998, that it had signed a merger agreement providing for the sale of the Company for a price of only $5.375 per share (or $6.375 per share if the existing shareholders litigation were settled on specified conditions). MHA was surprised also, that none of the disclosure documents filed in connection with the proposed sale and tender offer made any reference to either MHA's initial $45 million offer for the Company's Purchase Connection division in the spring of 1998 or to its more recent proposal of $8.00 per share. To make matters worse, MHA learned in the following two weeks that none of the COHR directors (other than Messrs. Ritterbush and List) had ever been informed about MHA's December 1998 conversations or meetings. Furthermore, the Company's press release issued on December 24, 1998 failed to publicly state that the TCF Merger Agreement permitted the Company to entertain superior proposals, which delayed MHA's formulation of a counter-proposal.

        On January 6, 1999, a full 13 days after the announcement of the transaction with TCF and the other Three Cities entities (collectively, "Three Cities"), MHA through the public filings first learned of all of the terms of the TCF merger agreement. Those documents, filed by Three Cities, failed to mention that Messrs. Ritterbush and List, two of COHR's senior executive officers and members of the Board, were going to continue to manage the Company upon the consummation of the Three Cities transaction.

        Upon review by MHA of the TCF merger agreement, MHA still attempted to comply with its terms, even though the unusual right to match so tipped the balance in Three Cities' favor as to make a level playing field impossible. MHA submitted letters on January 25, 1999 and January 26, 1999, offering to pay $8.00 per share in cash and seeking an opportunity to complete a due diligence investigation. MHA commenced due diligence on January 27, 1999. On February 2, 1999, as a consequence of new information learned during its due diligence investigation, MHA reduced its offer and stated that it would pay $7.00 per share in cash. MHA was informed that it had complied with the terms of the TCF merger agreement and had submitted a Superior Proposal (as defined in the TCF merger agreement). On February 3,1999, MHA submitted a draft merger agreement to the Company. As noted previously in this letter, a clear reading of the TCF merger agreement states that once a Superior Proposal is received, the Company has ten business days to determine whether to accept that proposal. Representatives of MHA made it very clear to the representatives of the Company that MHA was prepared to negotiate its draft merger agreement to completion, no later than February 10, 1999. At that time, MHA acknowledged to the Company that such completed agreement would have no due diligence or financing contingencies. The suggestion in the Company's press release dated February 5, 1999, that MHA's proposal was subject to due diligence is inaccurate because on February 10, 1999 there would have been no such contingencies. Consequently the Board would have been in a position to choose between an offer of $6.50 a share and an offer of $7.00 per share, with all other terms being materially identical. The Board, inexplicably, rushed to accept a revised offer by Three Cities which was $.50 per share less than MHA's offer.

        MHA intends to pursue a transaction to purchase the Company at $7.50 per share. MHA believes the Board should take a careful look at these facts.

                                       Very truly yours,

                                       Charles I. Weissman

CIW:slc



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